Mail Stop 6010


August 18, 2005



Shih-Jye Cheng, Chairman and Chief Executive Officer
ChipMOS Technologies (Bermuda) Ltd.
No. 1,  R & D Road 1
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China



	Re:	ChipMOS Technologies (Bermuda) Ltd.
		Form 20-F for the fiscal year ended December 31, 2004
		Forms 6-K for fiscal 2005
		File No.  0-31106

Dear Mr. Cheng:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Shih-Jye Cheng
ChipMOS Technologies (Bermuda) Ltd.
August 18, 2005
Page 2


Form 20-F for the year ended December 31, 2004


Audited Financial Statements, beginning on page F-1

Summary of Significant Differences Between Accounting Principles
Followed by the Company and Accounting Principals Generally
Accepted
in the United States, page F-41

1. We see that you consolidate Modern Mind and its subsidiary and ThaiLin Semiconductor. We also see that you own no shares in Modern
Mind and hold a 27.6% interest in ThaiLin Semiconductor. For US GAAP purposes please explain why it is appropriate to consolidate these entities. Identify and describe the basis in GAAP and explain how you applied the literature to your fact pattern.

2. As a related matter, if you have consolidated Modern Mind and its subsidiary and ThaiLin Semiconductor in reliance on FIN 46, show us that your financial statements present all of the relevant disclosures required by that guidance.

3. We see that you recognize revenue at shipment and that shipment also includes shipment to your warehouse for customers using your warehousing services. Accordingly, it appears that you recognize revenue on a bill and hold basis. For US GAAP purposes, provide us an analysis demonstrating that your revenue policy for shipments to your internal warehouse is appropriate. Show us that you have appropriately applied the guidance from SAB Topic 13 for bill and hold arrangements.

4. We see that recoveries of the allowance for inventories are reported as income for ROC GAAP purposes. For US GAAP purposes, inventory reserves or allowances are not reversed until the affected inventory is disposed. Tell us how your method is faithful to the requirements of SAB Topic 5-BB. Future filings should present disclosure about any US/ROC GAAP difference for this matter.

5. In Note 28(b) we see an unrealized loss on equity securities totaling approximately $7 million. The disclosure suggests that the securities have been impaired for more than twelve months. For US GAAP purposes tell us why there is no other than temporary impairment. Please provide a full explanation of the basis for your conclusions. Also fully describe how you considered the requirements of US GAAP for this matter.



Mr. Shih-Jye Cheng
ChipMOS Technologies (Bermuda) Ltd.
August 18, 2005
Page 3


6. We see disclosure in the last paragraph on page 78 about an $8 million unrealized loss associated with an investment in Ultima
Technology. For US GAAP purposes, tell us why that unrealized loss is not other than temporary.

7. Under Note 28(c) please expand future filings to also disclose pre-tax accounting income from domestic and foreign sources.
Refer
to S-X Rule 4-08(h).

8. In future filings please expand Note 28(d) to more fully comply with the requirements of SFAS 132(R). For instance, please make disclosure about plan assets under paragraph 5(d) and, if applicable,
5(n).

9. In Notes 28(e) and (f) we see that the currency translation adjustment is the same amount as the effect of changes in foreign exchange rates on cash and cash equivalents. For US GAAP purposes under SFAS 95, those items are not similarly determined and should not normally be the same amounts. Tell us how your cash flow statement and the calculation of the impact of exchange rates on cash considers the guidance from Example 2 to Appendix C to SFAS 95. Advise and revise future filings as necessary.

10. We see that ChipMOS Bermuda issued convertible bonds totaling
$85
million in 2004. Tell us how your accounting for those bonds considers the requirements of EITF 98-5. Future filings should disclose the terms of conversion.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Mr. Shih-Jye Cheng
ChipMOS Technologies (Bermuda) Ltd.
August 18, 2005
Page 4


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676

      Sincerely,


      Gary R. Todd
								Reviewing Accountant



Copy to:	Sami Farhad, Esq.
		Sullivan & Cromwell in Hong Kong
		(852) 2522-2280

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